INTERNATIONAL AUTOMATED SYSTEMS
(A Development Stage Company)
STATEMENT OF OPERATIONS
Six Months Ending Dec 1995 & Six Months Ending Dec 1994
Unaudited
                             Six Months           Six Months
                              March                  March
                              1996                   1995

Revenues                      85,220                0
Sales                        171,233                0
Consulting Services                0                0
Equipment Lease Income             0            4,500

Total Revenue                 59,436            4,500

Expenses
General and Administrative 464,474          103,470
 Interest on Notes              636               0

Total Expenses              465,110         103,470

NET LOSS                    (205,674)       (98,970)

Net Income Per Common Share

Net Loss Per Common Share    0.02284         0.01111

Average Share Outstanding    9006600         8906600